UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Protection One, Inc.

(Name of Subject Company)

Protection Acquisition Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Protection Holdings, LLC

(Parent of Offeror)

GTCR Fund IX/A, L.P.

GTCR Fund IX/B, L.P.

GTCR Co-Invest III, L.P.

GTCR Golder Rauner II, L.L.C.

(Other Persons)

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

743663403

(CUSIP Number of Class of Securities)

Christian B. McGrath

GTCR Golder Rauner II, L.L.C.

300 N. LaSalle Street

Suite 5600

Chicago, IL 60654

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copy to:

Thomas H. Kennedy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000	Edward Sonnenschein, Esq. M. Adel Aslani-Far. Esq. Latham & Watkins LLP 885 Third Avenue New York NY 10022 (212) 906-1200

Peter C. Krupp, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, IL 60606 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Protection Acquisition Sub, Inc. (the “Purchaser”), a wholly-owned subsidiary of Protection Holdings, LLC (the “Parent”), for all of the outstanding common stock of Protection One, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated April 26, 2010, by and among the Parent, the Purchaser and the Company. Parent is an affiliate of GTCR Golder Rauner II, L.L.C.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Exhibit Index

Exhibit	Description

99.1	Press Release dated April 26, 2010